SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11 - K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-13740

BORDERS GROUP, INC. SAVINGS PLAN

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

(734) 477-1100
(Registrant's telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	9
Exhibit Index	10

i

Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Borders Group, Inc. Savings Plan (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 25, 2004

Borders Group, Inc. Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2003	2002

Cash	$13,283	$34,658

Investments at fair value (participant-directed)	100,706,896	75,663,820

Receivables
Accrued investment income	11,615	11,247
Company contributions	113,006	99,553
Participants' contributions	314,786	269,275

Total receivables	439,407	380,075

Net assets available for benefits	$101,159,586	$76,078,553

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2003

Additions to net assets attributed to
Investment income
Net realized and unrealized appreciation in fair value of investments	$16,367,653
Dividends and interest	1,515,984

Total investment income	17,883,637

Contributions
Participants	10,243,383
Company	3,483,924

Total contributions	13,727,307

Other	2,506

Total additions	31,613,450

Deductions from net assets attributed to
Participant withdrawals	6,515,417
Administrative expenses	17,000

Total deductions	6,532,417

Increase in net assets	25,081,033
Net Assets
Beginning of year	76,078,553

End of year	$101,159,586

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.	Plan Description

The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan, as amended, effective January 1, 2003, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the “Company”) who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Merrill Lynch Trust Company, FSB (“Merrill Lynch”) is the trustee of the Plan. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

Contributions
Participants may elect to contribute to the Plan up to 25% in 1% increments of their annual pre-tax compensation and may elect to contribute up to 25% in 1% increments of their annual after-tax compensation in any Plan year. For purposes of computing allowable participant contributions, participant compensation includes an employee’s base salary or wages, bonus, commissions and overtime pay. Contributions by or on behalf of highly-compensated employees are limited by applicable discrimination rules.

The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company’s Board of Directors. Matching contributions are allocated to each participant’s account in the same manner as participant contributions. Company discretionary contributions are invested in the Company’s common stock. There was no Company discretionary contribution to the Plan for the year ended December 31, 2003.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, matching and discretionary Company contributions and earnings on the investments in which the participant’s account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants employed prior to January 1, 2002 are fully vested at all times in their account balance. Participants employed after January 1, 2002 become vested in Company contributions as follows: 50% after one year of service, 75% after two years, and 100% after three years. Participants are fully vested at all times in the portion of their account balance attributable to their contributions. Participants may direct the investment of their accounts among the investment funds offered by the Plan.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

Participant Loans
Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. The range of interest rates in effect at December 31, 2003 was 5.0% to 10.5%. Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.

Payment of Benefits
Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations. Participants who leave the Company may allow their balances to remain in the Plan if their account balance is greater than $5,000.

Administration
Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition
The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. Participant loans are stated at cost which approximate fair value. Investment transactions are recorded as of the trade date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2003	2002

Merrill Lynch Retirement Preservation Trust	$21,616,545	$19,788,142

Merrill Lynch Equity Index Trust	10,247,081	7,144,809

State Street Research Goverment Income Fund	6,393,660	4,988,958

AIM International Growth Fund	5,935,063	4,514,959

MFS Massachusetts Investors Growth Stock Fund	6,878,675	4,538,939

Davis New York Venture Fund, Inc.	27,698,587	21,369,394

Borders Group, Inc. Common Stock	7,135,136	5,361,609

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$14,449,264
Common stocks	1,918,389

$16,367,653

Borders Group, Inc. Savings Plan
Notes to Financial Statements

4.	Plan Termination

Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6.	Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3294588	Schedule H, Line4i
Plan # 001
December 31, 2003

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value

*	Merrill Lynch Retirement Preservation Trust	21,616,544.640	Shares	**	$21,616,545
	State Street Research Government Income Fund	503,834.518	Shares	**	6,393,660
	AIM International Growth Fund	363,891.046	Shares	**	5,935,063
	Davis New York Venture Fund, Inc.	1,006,489.368	Shares	**	27,698,587
	Franklin Small Cap Growth Fund II Class A	309,936.786	Shares	**	3,303,926
*	Merrill Lynch Equity Index Trust	127,482.972	Shares	**	10,247,081
	MFS Massachusetts Investors Growth Stock Fund	607,656.842	Shares	**	6,878,675
*	Merrill Lynch Small Cap Value Fund Class A	52,231.777	Shares	**	1,346,013
	Nations Fund Inc. International Value Fund Class A	149,201.214	Shares	**	2,866,155
	Pimco PEA Renaissance Fund Class A	97,020.062	Shares	**	2,235,342
	Van Kampen Growth & Income Fund Class A	165,684.513	Shares	**	2,988,949
*	Borders Group, Inc. Common Stock	325,508.037	Shares	**	7,135,136
	Kmart Corporation Common Stock	69,054.866	Shares	**	7
*	Participants Loans	5.0% - 10.5%	Interest rate	$ -	2,061,757

*	Party-in-interest
**	Cost information is not included, as it is no longer required by the Department of Labor for participant directed investments.

Borders Group, Inc. Savings Plan

Signatures

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2004	Borders Group, Inc. Savings Plan
(Name of the Plan)

By: SAVINGS PLAN COMMITTEE

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Senior Vice President and
Chief Financial Officer
(Principal Financial and
Accounting Officer)

Borders Group, Inc. Savings Plan
Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23-1